EXHIBIT 99.1

enCore Energy Provides Alta Mesa ISR Uranium Central Processing Plant Update and New Discovery

NYSE American: EU
TSXV: EU
www.encoreuranium.com

CORPUS CHRISTI, Texas, May 18, 2023 /CNW/ - enCore Energy Corp. (NYSE American: EU) (TSXV: EU) (the "Company" or "enCore") today announced the South Texas Alta Mesa In Situ Recovery("ISR") Uranium Central Processing Plant upgrades and refurbishments are ahead of schedule and under budget. This follows the previously announced (EU News Release - March 15, 2023) formal production decision for the resumption of uranium production in early 2024. The Company also announces continuing positive results from the wellfield delineation drill program and a newly discovered mineralized zone at the Alta Mesa wellfield.

Presently there are 6 drill rigs working at Alta Mesa with a 7th rig to be added shortly. The wellfield drilling operations, within Production Authorization Area 7 (PAA), which commenced in March 2023, are advancing rapidly with 81 holes drilled to date with drilling delineating the roll front mineralization within PAA-7. The Middle C unit, a productive sand, essential for ISR, in PAA-3 was not previously known to be mineralized under PAA-7. The drilling program has encountered unexpected significant grade in the Middle C unit underlying PAA-7, with grade thicknesses multiplied by the thickness of the mineralization at or above the cutoff value] ranging from 0.481 to 1.888 in 4 of the holes. Further drilling along trend will continue to delineate this new mineralized sand and is likely to increase the overall mineralization within PAA-7.

Of these holes, 14 are being cased as injection wells and 14 as recovery wells while further refined delineation drilling within the PAA continues to establish the exact pattern of injection and recovery wells from which to maximize production efficiency.

Significant highlights include:

Drill Hole	Mineralized Horizon[1]	Grade % U3O8	Thickness (feet)	Grade Thickness (GT)
67-10	Lower C-upper 1	0.197	11	2.140
61-17	Lower C-upper 1	0.363	3.0	1.271
61-18	Lower C-upper 1 Lower C-upper 2 Lower C-lower 1	0.139 0.297 0.293	3.5 4.0 3.5	0.487 1.187 1.027
74-95	Lower C-upper 2 Lower C-lower 1	0.293 0.353	4.5 8.0	1.319 2.827
73-95	Middle C	0.146	3.5	0.509
55-15	Middle C Lower C-lower 1	0.272 0.131	5.5 3.0	1.496 0.392
1- All intercepts are located in the PAA-7 at Alta Mesa, which hosts mineralization within the Goliad Formation. The Company has identified five saturated (required for ISR), mineralized sandstone horizons within the Goliad Formation lying approximately 400 to 520 feet below the surface. The water level is located approximately 120 feet below surface.

The Alta Mesa Central Processing Plant (CPP) is advancing towards a restart of production and presently completing minor scheduled renovations with equipment upgrades and refurbishments underway. A thorough equipment evaluation determined 90% of the piping and valves are operational with limited maintenance requirements. Of 40 pumps and motors evaluated, including major pumps, 30 are being rebuilt and refurbished on site mitigating some supply chain risks. Longer lead time items now ordered are not critical for initial plant production start-up.

To view the Alta Mesa project maps and enCore Energy's South Texas projects please visit: https://bit.ly/3fV9fTg.

Alta Mesa In-Situ Recovery ("ISR") Uranium Central Processing Plant ("Alta Mesa CPP") & Project

The Alta Mesa CPP and project is a fully licensed and constructed ISR uranium project and CPP currently on standby, located on 200,000+ acres of private land in the state of Texas. Alta Mesa will be enCore's second producing location following resumption of uranium production at the South Texas Rosita Uranium Processing Plant ("Rosita") scheduled for 2023.

Total operating capacity is 1.5 million lbs U3O8 (uranium) per year. Alta Mesa historically produced nearly 5 million lbs of U3O8 between 2005 and 2013, when full production was curtailed as a result of low uranium prices at the time.

Alta Mesa Processing Plant and Project highlights include:

  The Alta Mesa CPP is enCore's third fully licensed production facility, along with Rosita and Kingsville Dome CPP's, all located in the business-friendly state of Texas. There are only 11 licensed and constructed uranium production facilities in all of the United States (US);
  The Alta Mesa Processing Plant can reach commercial production levels with limited required capital, from funds on hand, within an estimated 10 months of announced production decision;
  Advancing the Alta Mesa CPP, in conjunction with planned production in 2023 at the Rosita CPP, will cement enCore Energy's position as the early leader in In-Situ Recovery (ISR) uranium production in the US;
  Alta Mesa's operations are located on private land, with 100% of minerals privately owned, and in a supportive jurisdiction with primary regulatory authority residing with the State of Texas;
  The Alta Mesa Processing Plant utilizes well-known ISR technology to extract uranium in a non-invasive process using natural groundwater and oxygen, coupled with a proven ion exchange process, to recover the uranium.
Alta Mesa & Mesteña Grande Mineral Resource Summary (0.30 GT cut-off)[1,2]	Tons ('000)	Avg. Grade (% U3O8)	Pounds ('000)
Total Measured Mineral Resource[1]	54	0.152	164
Alta Mesa Indicated Mineral Resource	1,397	0.106	2,959
Mesteña Grande Indicated Mineral Resource	119	0.120	287
Total Measured & Indicated Resources	1,570	0.109	3,410
Alta Mesa Inferred Mineral Resource	1,263	0.126	3,192
Mesteña Grande Inferred Mineral Resource	5,733	0.119	13,601
Total Inferred Resources	6,996	0.120	16,793
1.2 Represents that portion of the in-place mineral resource that are estimated to be recoverable within existing wellfields. Wellfield recovery factors have not been applied to indicated and inferred mineral resources. As reported in the NI-43-101 Technical Report Summary for the Alta Mesa Uranium Project, Brooks and Jim Hogg Counties, Texas, USA completed by Doug Beahm, PE, PG, of BRS Engineering. (Effective January 19, 2023).

The Company advises that it is not basing its production decisions at Alta Mesa or Rosita on a feasibility study of mineral reserves demonstrating economic and technical viability. The production decision is based on known past In-Situ Recovery (ISR) and processing operations at these two production facilities and surrounding lands. However, the Company understands that there is increased uncertainty, and consequently a higher risk of failure, when production is undertaken in advance of a feasibility study. In addition, the mineral resource at Alta Mesa includes inferred resources which are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. The Company has determined to proceed with a production decision based on past operations at Alta Mesa and Rosita, including past ISR operations in the known mineral resource areas.

Year End Financial Statements

The Company also announces that its Annual Information Form, Consolidated Annual Financial Statements and Management's Discussion and Analysis for the year ended December 31, 2022 have been filed with Canadian securities regulatory authorities. enCore has also filed its Annual Report on Form 40-F for the year ended December 31, 2022, with the U.S. Securities and Exchange Commission. Copies of these documents may be obtained via www.sedar.com, www.sec.gov (for the Form 40-F) or www.encoreuranium.com.

Shareholders may also receive a hard copy of these documents without charge upon request to enCore Energy Corp, 1200 – 750 W. Pender Street, Vancouver, BC  V6C 2T8, or to info@encoreuranium.com.

Stock Option Grant

The Company also announces that it has granted incentive stock options (the "Options") to certain of its directors, officers and related party consultants to purchase an aggregate of up to 2,075,000 common shares in the capital of the Company at a price of $2.79 CDNper share for a five-year period, in accordance with its Stock Option Plan. Vesting will occur over a period of twenty-four months, with an initial 25% of the Options vesting six months following the date of grant, followed by an additional 25% of the Options every six months thereafter until fully vested.

John M. Seeley, Ph.D., P.G., C.P.G., enCore's Manager of Geology and Exploration, and a Qualified Person under NI 43-101, has reviewed and approved the technical disclosure in this news release on behalf of enCore.

About enCore Energy Corp.

enCore Energy Corp. is committed to providing clean, reliable, and affordable domestic nuclear energy by becoming the next United States uranium producer in 2023. enCore solely utilizes In-Situ Recovery (ISR) for uranium extraction, a well-known and proven technology co-developed by the leaders at enCore Energy. In-Situ Recovery extracts uranium in a non-invasive process using natural groundwater and oxygen, coupled with a proven ion exchange process, to recover the uranium. Uranium production is planned at enCore's licensed and past-producing South Texas Rosita Processing Plant in 2023, and at its licensed and past-producing South Texas Alta Mesa Processing Plant in 2024. Future projects in enCore's production pipeline include the Dewey-Burdock project in South Dakota and the Gas Hills project in Wyoming, along with significant uranium resource endowments in New Mexico providing long-term opportunities. The enCore team is led by industry experts with extensive knowledge and experience in all aspects of ISR uranium operations and the nuclear fuel cycle. enCore diligently works to realize value from other owned assets, including our proprietary uranium database that includes technical information from many past producing companies, from our various non-core assets, and by leveraging our ISR expertise in researching opportunities that support the use of this technology as applied to other metals. enCore is also committed to working with local communities and indigenous governments to create positive impact from corporate developments.

Cautionary Note Regarding Forward-Looking Statements: Certain information contained in this news release, including: any information relating to the Company being a leading uranium company; and any other statements regarding future expectations, beliefs, goals or prospects; may constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities legislation (collectively, "forward-looking statements"). All statements in this news release that are not statements of historical fact (including statements containing the words "expects", "is expected", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions or variations (including negative variations) of such words and phrases, or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken) should be considered forward-looking statements. All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond the company's ability to control or predict. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; future legislative and regulatory developments; that results of past mining operations at the Alta Mesa and Rosita sites are indicative of the results of proposed mining activities at those sites; that a production decision will result in actual production commencing and that such production will be economically viable over time; the ability of enCore to implement its business strategies; and other risks. A number of important factors could cause actual results or events to differ materially from those indicated or implied by such forward-looking statements, including without limitation exploration and development risks, changes in commodity prices, access to skilled mining personnel, the results of exploration and development activities; production risks; uninsured risks; regulatory risks; defects in title; the availability of materials and equipment, timeliness of government approvals and unanticipated environmental impacts on operations; risks posed by the economic and political environments in which the Company operates and intends to operate; increased competition; assumptions regarding market trends and the expected demand and desires for the Company's products and proposed products; reliance on industry equipment manufacturers, suppliers and others; the failure to adequately protect intellectual property; the failure to adequately manage future growth; adverse market conditions, the failure to satisfy ongoing regulatory requirements and factors relating to forward looking statements listed above which include risks as disclosed in the companies' annual information form filings. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company assumes no obligation to update the information in this communication, except as required by law. Additional information identifying risks and uncertainties is contained in filings by the Company with the various securities commissions which are available online at www.sec.gov and www.sedar.com. Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of management. Such statements may not be appropriate for other purposes and readers should not place undue reliance on these forward-looking statements, that speak only as of the date hereof, as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

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SOURCE enCore Energy Corp.

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%CIK: 0001500881

For further information: William M. Sheriff, Executive Chairman, 972-333-2214, info@encoreuranium.com, www.encoreuranium.com

CO: enCore Energy Corp.

CNW 07:00e 18-MAY-23